Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
LinnCo, LLC:
We consent to the incorporation by reference in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (No. 333-187484) of LinnCo, LLC of our reports dated March 3, 2014, with respect to the balance sheets of LinnCo, LLC as of December 31, 2013 and 2012, and the related statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2013 and for the period from April 30, 2012 (inception) to December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of LinnCo, LLC.

/s/ KPMG LLP
Houston, Texas
March 3, 2014